EXHIBIT 99.4

Disclosure of Transactions in Own Shares

Paris, June 7, 2018 – In accordance with the authorizations given by the combined ordinary and extraordinary shareholders’ general meetings on May 26, 2017 and on June 1, 2018 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from May 31, 2018 to June 6, 2018:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)

31.05.2018	78,308	52.0358	4,074,819	XPAR
31.05.2018	11,978	52.0747	623,751	CHIX
31.05.2018	7,499	52.0687	390,463	TRQX
31.05.2018	7,468	52.0686	388,848	BATE
01.06.2018	71,950	52.7242	3,793,506	XPAR
01.06.2018	9,966	52.7267	525,474	CHIX
01.06.2018	4,991	52.7289	263,170	TRQX
01.06.2018	4,991	52.7253	263,152	BATE
04.06.2018	81,794	52.8441	4,322,330	XPAR
04.06.2018	21,979	52.7921	1,160,318	CHIX
04.06.2018	3,492	52.9324	184,840	TRQX
04.06.2018	3,490	52.9308	184,728	BATE
05.06.2018	152,167	52.4927	7,987,657	XPAR
05.06.2018	42,560	52.4660	2,232,953	CHIX
05.06.2018	15,149	52.5124	795,510	TRQX
05.06.2018	12,911	52.5306	678,223	BATE
06.06.2018	92,291	52.4513	4,840,783	XPAR
06.06.2018	27,860	52.4177	1,460,357	CHIX
06.06.2018	9,970	52.5972	524,394	TRQX
06.06.2018	9,975	52.5959	524,644	BATE

Total	670,789	52.5052	35,219,921

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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